Filed by Envirotech Vehicles, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Envirotech Vehicles, Inc.

Commission File Number: 001-38078

Date: June 16, 2026

On June 16, 2026, Envirotech Vehicles, Inc., published the following press release:

EVTV Advances 500 MW AI Data Center Vision as AZIO AI Adds A16Z Fund Strategy Leader to Advisory Team Amid Growing Interest in AI Infrastructure with Companies like SpaceX and xAI

Appointment Adds Institutional Capital Markets and AI Infrastructure Expertise as EVTV Pursues Off-grid Power-Backed Hyperscale Data Center Development and AI Compute Expansion Following the Historic SpaceX IPO

HOUSTON, TX / ACCESS Newswire / June 16, 2026 / Envirotech Vehicles, Inc. (NASDAQ:EVTV) ("EVTV" or the "Company") today highlighted the recent appointment of Andrew Omori, Partner and Head of Fund Strategy at Andreessen Horowitz ("a16z"), to the advisory team of AZIO AI Corporation ("AZIO AI"), EVTV's merger partner under the previously announced definitive merger agreement.

AZIO AI management believes the appointment further strengthens the leadership, capital markets expertise, and strategic capabilities being assembled for the combined artificial intelligence ("AI") infrastructure platform contemplated by the proposed transaction.

The announcement comes amid accelerating investor attention surrounding AI infrastructure, data centers, power generation, and the physical assets required to support the next generation of AI applications. Market participants have increasingly focused on the infrastructure layer supporting leading AI companies, including organizations such as SpaceX and xAI, while broader developments in satellite connectivity, cloud infrastructure, and high-performance computing continue driving demand for compute capacity and data center development.

EVTV management believes one of the defining opportunities of the AI era may be ownership and development of the physical infrastructure required to support increasingly compute-intensive workloads. Through its South Texas operations, EVTV has identified approximately 11 MW of currently available power capacity and is evaluating opportunities associated with up to approximately 500 MW of additional power capacity that could support future AI Hyperscale data center, compute hosting, and digital infrastructure initiatives.

Mr. Omori brings nearly two decades of experience spanning technology investment banking, capital markets, mergers and acquisitions, institutional finance, strategic planning, and AI-enabled operational systems. At Andreessen Horowitz, he established and leads the firm's Fund Strategy function, supporting capital allocation, financial modeling, operational analytics, and internal AI initiatives across one of Silicon Valley's most influential investment platforms.

Andreessen Horowitz has invested across multiple segments of the artificial intelligence ecosystem, including investments in companies such as xAI, OpenAI, Databricks, and other organizations helping drive demand for next-generation compute infrastructure.

AZIO AI management believes Mr. Omori's appointment strengthens the broader leadership ecosystem surrounding the proposed combined company and reflects AZIO AI's continued efforts to attract experienced advisors with backgrounds in institutional capital formation, AI infrastructure, technology finance, and public-company transactions.

The appointment follows EVTV's previously announced merger agreement with AZIO AI and comes as the parties continue advancing their strategy around AI infrastructure deployment, power-backed compute operations, modular data center development, and scalable digital infrastructure opportunities.

"Artificial intelligence is creating one of the largest infrastructure buildouts in modern history," said Chris Young. "Whether the demand originates from foundation model developers, enterprise AI platforms, cloud providers, or emerging technology ecosystems, the common denominator is a growing need for power, compute, networking, and data center capacity. We believe EVTV is positioning itself at the intersection of those trends."

Young continued, "Andrew's appointment to AZIO AI's advisory team brings valuable institutional perspective at a time when the combined platform is preparing for its next phase of growth. As demand for AI infrastructure continues accelerating, experience across capital markets, AI systems, and technology transactions becomes increasingly relevant to executing on a large-scale infrastructure strategy."

Mr. Omori will serve in an independent personal advisory capacity to AZIO AI. His participation does not represent Andreessen Horowitz and should not be construed as an endorsement by, affiliation with, or investment from Andreessen Horowitz, xAI, SpaceX, OpenAI, or any affiliated company or investment fund.

About Envirotech Vehicles, Inc. (NASDAQ:EVTV)

Envirotech Vehicles, Inc. is a technology-focused company pursuing strategic initiatives designed to enhance long-term shareholder value through infrastructure development, platform transformation, energy-backed compute deployment, and next-generation digital infrastructure opportunities.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "will," "could," "expect," "anticipate," "believe," "estimate," "project," "intend," "continue," "potential," "ongoing," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include statements regarding increased investor attention surrounding AI infrastructure, data centers, power generation, and AI application physical assets, market participants' increased focus on infrastructure layer to support AI companies, market demand for compute demand and data center capacity, currently available and potential power capacity at EVTV's South Texas operations, EVTV's position within the AI infrastructure market, the parties' ability to scale their data infrastructure platform, the expected timing of consummation of the proposed merger, the ability of the parties to satisfy the conditions to completion of the proposed merger, including the receipt of required stockholder approval, anticipated benefits and synergies of the proposed merger, and EVTV's broader business strategy. These statements are based on current expectations and assumptions that involve risks and uncertainties that could cause actual results to differ materially. Most of these factors are outside EVTV's control and are difficult to predict. Factors that may affect actual results include, but are not limited to, EVTV's limited operating history within AI infrastructure and compute operations, project scope, engineering challenges, supply chain constraints, installation timelines, energy availability, finalization of site usage rights, regulatory considerations, SEC review timing, equipment performance, ability to raise capital required for expansion activities, changes in digital asset markets, evolving compute demand, market conditions, the risk that the closing conditions to the proposed merger are not satisfied or waived, including the failure to obtain required stockholder approval or the failure of the SEC to declare EVTV's Registration Statement on Form S-4 (the "Form S-4") effective on a timely basis or at all; uncertainties as to the timing of the consummation of the proposed merger; the risk that the proposed merger disrupts EVTV's current plans, operations, or business relationships; the risk of unexpected costs, charges, or expenses resulting from the proposed merger; the risk that the anticipated benefits and synergies of the proposed merger are not realized; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; risks related to the diversion of management's attention from ongoing business operations during the pendency of the proposed merger; risks related to EVTV's ability to maintain its Nasdaq listing pending the closing of the proposed merger; and additional risks and uncertainties described in EVTV's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC, which are available at www.sec.gov. EVTV undertakes no obligation to update forward-looking statements except as required by law.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the proposed merger involving AZIO AI and EVTV and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, EVTV will file relevant materials with the SEC, including the Form S-4 that will contain a proxy statement/prospectus. This communication is not a substitute for the Form S-4, the proxy statement/prospectus, or for any other document that EVTV may file with the SEC or send to EVTV's stockholders in connection with the proposed merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF EVTV ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVTV, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and other documents filed by EVTV with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by EVTV with the SEC will also be available free of charge on EVTV's website at www.evtvusa.com/company/investor-relations/ or by contacting EVTV's investor relations department at info@evtvusa.com.

Participants in the Solicitation

EVTV, AZIO AI, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from EVTV's stockholders with respect to the proposed merger under the rules of the SEC. Information about the directors and executive officers of EVTV is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on April 13, 2026, and in subsequent Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the proxy statement/prospectus, and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the "Additional Information and Where to Find It" section above.

Contact:
Envirotech Vehicles, Inc.
Merrick Alpert, Chief Communications Officer
Telephone: (870) 970-3355
Email: merrick@evtvusa.com

SOURCE: Envirotech Vehicles, Inc.